                                                                    Exhibit 20
Report of Ernst & Young LLP, Independent Auditors


The Partners of
   Rockefeller Center Properties and RCP Associates


We have audited the accompanying combined balance sheets of Rockefeller Center Properties and RCP Associates (collectively, the Partnerships) as of December 31, 1994 and 1993, and the related combined statements of operations and partners' capital deficiency and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Partnerships' management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined financial position of Rockefeller Center Properties and RCP Associates at December 31, 1994 and 1993, and the combined results of their operations and their cash flows for each of the three years in the period ended December 31, 1994 in conformity with generally accepted accounting principles.

The accompanying combined financial statements have been prepared on a going conern basis and accordingly, reflect the Partnerships' combined historical cost basis in the assets and liabilities presented therein. As more fully described in Note 4 to the combined financial statements, on May 11, 1995 the Partnerships filed petitions for reorganization under Chapter 11 of the Bankruptcy Code. On September 12, 1995, representatives of the Partnerships and Rockefeller Center Properties, Inc. (RCPI), appeared jointly before the United States Bankruptcy Court for the Southern District of New York (the Court) and reported that the Partnerships and RCPI had reached a preliminary agreement for an orderly transfer of the Property (which constitutes substantially all of the combined assets of the Partnerships) to RCPI in exchange for the release of the Partnerships from any continuing obligation under the Loan to RCPI. The transfer of the Property to RCPI is subject to approval by the Court. The transfer of the Property, and the release of the Partnerships from any continuing obligation under the Loan, combined with any cancellation of the Partnerships' indebtedness to RCPI and Rockefeller Group, Inc. (RGI - currently, the ultimate owner of the Partnerships) and its affiliates, if consummated, will result in substantial non-cash gains to the Partnerships. Further, upon consummation of these transactions, the Partnerships will either cease their business activities or control of the Partnerships will vest with parties other than RGI. The accompanying financial statements do not reflect the adjustments which would be required to reflect the transfer of the Property to RCPI, the release or cancellation of indebtedness, the wind-down of the affairs of the Partnerships, or any change in control which may occur with respect to the Partnerships. In the event that the transfer of Property is not approved and, the Property is foreclosed upon, other adjustments would be required. All such adjustments could be material.



/s/ ERNST & YOUNG LLP

New York, New York
February 3, 1995 except for Note 4 as to which the date is November 11, 1995

                ROCKEFELLER CENTER PROPERTIES AND RCP ASSOCIATES

                            COMBINED BALANCE SHEETS

                           DECEMBER 31, 1994 AND 1993
                                 (In thousands)




 ASSETS                                                                            1994                      1993
                                                                                   ----                      ----

 Current assets:
     Cash                                                                     $        3                $        4
     Accounts receivable, less allowance for
       doubtful accounts of $2,833 and $4,193                                      4,027                     4,343
     Due from RGI affiliates                                                       1,286                        60
     Other current assets                                                            856                       622
                                                                              ----------                ----------
                                                                                   6,172                     5,029
 Fixed assets, at cost:
     Land                                                                        402,419                   402,419
     Buildings                                                                   499,226                   487,378
     Furniture, fixtures and equipment                                            26,422                    23,847
                                                                              ----------                ----------
                                                                                 928,067                   913,644
        Less accumulated depreciation                                           (214,035)                 (198,675)
                                                                              ----------                ----------
                                                                                 714,032                   714,969
 Deferred renting expenses, less accumulated
   amortization of $20,659 and $44,998                                            93,735                    37,149
 Lease incentives                                                                 31,327                    13,949
 Deferred financing expenses, less accumulated
   amortization of $1,285 and $6,169                                              30,094                       235
 Other assets                                                                      2,960                     2,699
                                                                              ----------                ----------
      Total assets                                                            $  878,320                $  774,030
                                                                              ----------                ----------
                                                                              ----------                ----------


 LIABILITIES AND PARTNERS' CAPITAL
   DEFICIENCY

 Current liabilities:
     Accounts payable and accrued expenses                                    $   26,848                $   23,617
     Due to RGI affiliates                                                       273,778                   128,653
                                                                              ----------                ----------
                                                                                 300,626                   152,270
 Mortgage payable, net of unamortized original
   issue discount of  $36,101 and $40,639                                      1,263,899                 1,259,361
 Loans payable to RGI                                                            160,715                   149,654
 Non-current mortgage interest payable                                            36,321                    37,619
 Partners' capital deficiency                                                   (883,241)                 (824,874)
                                                                              ----------                ----------
      Total liabilities and partners'
         capital deficiency                                                   $  878,320                $  774,030
                                                                              ----------                ----------
                                                                              ----------                ----------



                            See accompanying notes.

                ROCKEFELLER CENTER PROPERTIES AND RCP ASSOCIATES

                       COMBINED STATEMENTS OF OPERATIONS

                        AND PARTNERS' CAPITAL DEFICIENCY

                 YEARS ENDED DECEMBER 31, 1994, 1993, AND 1992
                                 (In thousands)


                                                                          1994                1993                1992
                                                                          ----                ----                ----

 Rental revenue:
   Fixed and percentage                                                 $159,757            $152,187            $153,492
   Operating and real estate tax escalations                              42,201              55,643              57,029
                                                                        --------            --------            --------
           Total rental revenue                                          201,958             207,830             210,521

 Sales of services                                                        18,893              18,767              18,479
                                                                        --------            --------            --------

           Gross revenues                                                220,851             226,597             229,000
                                                                        --------            --------            --------

 Real estate taxes                                                        40,884              44,336              44,481
 Maintenance and engineering                                              32,062              33,657              30,509
 Other operating expenses                                                 26,025              26,026              25,208
 Utilities                                                                16,386              16,553              16,360
 Cost of service sales                                                    13,060              13,919              14,884
 Depreciation and amortization                                            25,761              21,821              19,834
 General and administrative                                                4,322               5,871               6,231
 Management fees                                                           2,636               2,579               2,491
 Ground rent                                                                 754                 694                 700
                                                                        --------            --------            --------

                                                                         161,890             165,456             160,698
                                                                        --------            --------            --------

 Operating profit                                                         58,961              61,141              68,302

 Interest expense                                                        117,328             114,599             114,040
                                                                        --------            --------            --------

           Net loss                                                      (58,367)            (53,458)            (45,738)

 Partners' capital deficiency, beginning of year                        (824,874)           (771,416)           (725,678)
                                                                        --------            --------            --------

 Partners' capital deficiency, end of year                             ($883,241)          ($824,874)          ($771,416)
                                                                        --------            --------            --------
                                                                        --------            --------            --------



                            See accompanying notes.

                ROCKEFELLER CENTER PROPERTIES AND RCP ASSOCIATES

                     COMBINED STATEMENTS OF CASH FLOWS

                 YEARS ENDED DECEMBER 31, 1994, 1993, AND 1992

                                 (In thousands)


                                                                                    1994            1993              1992
                                                                                    ----            ----              ----
 CASH FLOWS FROM OPERATING ACTIVITIES:
   Net loss                                                                      ($58,367)       ($53,458)         ($45,738)
   Adjustments to reconcile net loss to
    net cash used in operating activities:
      Depreciation and amortization                                                25,761          21,821            19,834
      Non-current portion of interest expense                                       6,016           6,893             8,538
      Amortization of original issue discount
         and deferred financing expenses                                            5,827           4,176             3,839
      Lease incentives, net                                                       (17,378)         (6,826)           (2,738)
      Changes in certain assets and liabilities                                    (3,531)          9,671            (2,051)
                                                                                 --------        --------           --------

      NET CASH USED IN OPERATING ACTIVITIES                                       (41,672)        (17,723)          (18,316)
                                                                                 --------        --------           --------

 CASH FLOWS FROM INVESTING ACTIVITIES:
   Capital expenditures                                                           (14,423)        (27,317)          (24,890)
   Deferred renting expenses paid                                                 (48,737)        (16,358)           (6,385)
                                                                                 --------        --------           --------

      NET CASH USED IN INVESTING ACTIVITIES                                       (63,160)        (43,675)          (31,275)
                                                                                 --------        --------           --------

 CASH FLOWS FROM FINANCING ACTIVITIES:
   Cash received from RGI affiliates, principally
      relating to cash management system, net                                     135,601          45,938            44,076
   Loans from RGI                                                                   3,747          15,457             5,515
   Deferred financing expenses paid                                               (34,517)             --                --
                                                                                 --------        --------           --------

      NET CASH PROVIDED BY FINANCING ACTIVITIES                                   104,831          61,395            49,591
                                                                                 --------        --------           --------

 NET CHANGE IN CASH                                                                    (1)             (3)               --

 CASH, BEGINNING OF YEAR                                                                4               7                 7
                                                                                 --------        --------           --------

 CASH, END OF YEAR                                                                     $3              $4                $7
                                                                                 --------        --------           --------
                                                                                 --------        --------           --------

 Supplemental disclosure of cash flow information:

      Cash paid during the year for interest                                     $105,495        $103,545          $101,660
                                                                                 --------        --------           --------
                                                                                 --------        --------           --------




                            See accompanying notes.

ROCKEFELLER CENTER PROPERTIES AND RCP ASSOCIATES
NOTES TO COMBINED FINANCIAL STATEMENTS
Years ended December 31, 1994, 1993 and 1992

1.  BASIS OF PRESENTATION

    The accompanying financial statements include the combined accounts of two partnerships, Rockefeller Center Properties (RCP) and RCP Associates (Associates) (collectively, the Partnerships), in which Rockefeller Group, Inc. (RGI) and one of its subsidiaries, Radio City Music Hall Productions, Inc. (RCMHPI), are the sole partners (the Partners). The Partnerships together own the real property interests constituting most of the land and buildings in the landmarked portion of Rockefeller Center (the Property). Transactions between the Partnerships have been eliminated in the accompanying combined financial statements.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    DEPRECIATION AND AMORTIZATION - Buildings and improvements are depreciated using the straight-line method over their useful lives, which range from 15 to 50 years. Capital replacements are depreciated using the straight-line method over their estimated useful lives, which range from 3 to 15 years.

    Deferred renting expenses represent expenditures associated with obtaining new tenants and preparing the premises for occupancy. These costs are amortized on a straight-line basis over the related lease terms.

    Deferred financing expenses at December 31, 1994 represent mortgage recording taxes paid (see Note 4), net of an accrued mortgage recording tax credit. The cost is being amortized over the initial term of the RCPI mortgage loan which extends until December 31, 2000 using the interest method.

    LEASE INCENTIVES - Lease incentives represent primarily the value of free rental periods granted to tenants upon initiation or renewal of lease commitments. Once rental payments begin, the lease incentives are reduced over the remainder of the lease term.

    INTEREST EXPENSE - Interest expense on the Rockefeller Center Properties, Inc. Mortgage Loan (see Note 3) is recognized based on the average yield of the mortgage notes through December 31, 2000 (the Equity Conversion Date). The average yield combines the differing coupon rates of interest (Base Interest) with the amortization (using the interest method) of the original issue discount.

    INCOME TAXES - The net income or loss of the Partnerships is included in determining the net income of their partners which have the responsibility to pay any related income taxes.

ROCKEFELLER CENTER PROPERTIES AND RCP ASSOCIATES
NOTES TO COMBINED FINANCIAL STATEMENTS
Years ended December 31, 1994, 1993 and 1992

3.  RCPI MORTGAGE LOAN

    Rockefeller Center Properties, Inc. (RCPI), a real estate investment trust
    (REIT), used the net proceeds of its initial public offerings to make a $1.3 billion participating mortgage loan (the Loan) to the Partnerships. The net proceeds of the offerings totaled $1,233,752,000 and were loaned to the Partnerships on September 19, 1985, thus creating original issue discount of $66,248,000 with respect to the Loan.

    Prior to the Equity Conversion Date, the Loan provides for specified quarterly Base Interest payments during its remaining term with annualized coupon rates increasing from 7.82% in 1992 to 8.43% in 2000.

    The combination of the varying rates of Base Interest with the amortization of the original issue discount results in an effective annual interest rate approximating 8.51% over the term of the Loan. Through the year 2000, the Loan provides for Additional Interest for each year in which gross revenues (as defined) of the Property exceed $312.5 million. Additional Interest is to accrue in an amount equal to the sum of (i) 31.5% of the excess over $312.5 million plus (ii) $42.95 million. Through December 31, 1994, no Additional Interest has been accrued. In accordance with an Internal Revenue Service private letter ruling, effective as of October 26, 1990, the formula used to calculate additional interest was revised. The revised formula is intended to provide the REIT with the same amount of additional interest as it would have received had the NBC transaction (see Note 5) been a gross (as opposed to a net) rent transaction.

    Under the revised formula for determination of additional interest, actual gross revenues are increased by the amount of any real estate taxes and operating expenses payable by a tenant to a third party (e.g., to New York City or the provider of the services) instead of to the Partnerships. Gross revenues are also increased to include any rent credits NBC receives for capital improvements which qualify toward the Partnerships' obligation to make $197,618,000 of capital improvements to the Property. Under the revised formula, it is estimated that 1994 gross revenues for the purpose of computing additional interest would have been $229.2 million.

    In connection with the Loan, RCPI has been granted an option, exercisable on the Equity Conversion Date (the Equity Option), to convert the outstanding principal amount of the Loan into a 71.5% equity interest in the partnership (representing the combination of RCP and Associates) then owning the Property. There is no scheduled amortization of the Loan prior to the Equity Conversion Date.

ROCKEFELLER CENTER PROPERTIES AND RCP ASSOCIATES
NOTES TO COMBINED FINANCIAL STATEMENTS
Years ended December 31, 1994, 1993 and 1992

    In the event that the Equity Option is not exercised, the Loan will mature in a single installment on December 31, 2007, will bear interest (after
    2000) equal to the London Interbank Offered Rate (LIBOR) plus a spread of as much as 1%, and can be prepaid at the option of the Partnerships (or successor partnership) at 100% of its principal amount plus accrued interest, if any.

    As of December 31, 1994, the Loan is secured by leasehold mortgages in the aggregate amount of approximately $1.3 billion. Through September 6, 1994, the Loan was secured by a recorded mortgage in the amount of approximately $44.8 million and an unrecorded mortgage in the amount of approximately $1,255.2 million. The Loan is further secured by a recorded Assignment of Rents pursuant to which the Partnerships have assigned to RCPI, as security for repayment of the Loan, the Partnerships' rights to collect certain rents with respect to the Property.

    The Loan Agreement requires the Partnerships to maintain a standby, irrevocable letter of credit, or to deposit with a trustee either cash or specified types of collateral of an equivalent fair market value (collectively, "Security"). This Security supports the Partnerships' payment of Base Interest due on the Loan. Letters of credit in favor of RCPI have been obtained by RGI to satisfy this requirement.

    During 1992, RCPI entered into a Stipulation and Agreement of Settlement in settlement of a class action suit brought against RCPI. Under the terms of this agreement, the Security was increased from $126 million to $200 million until December 31, 1994. On January 1, 1995, the level of Security reverted to the level originally required to be maintained under the Loan Agreement, which is $70.4 million. This amount will be further reduced to $50 million on April 1, 1995. As additional security for the Loan, 100,000 square feet of development rights associated with Rockefeller Center were added to the Loan.

    The Loan Agreement also contains covenants with respect to the operation and maintenance of the Property and limitations on the Partnerships' right to dispose of the Property and incur debt or liens.

    As noted above, the Loan has many unusual characteristics including the lack of principal amortization, a variable interest rate, and the Property's unique commercial, historic, and aesthetic attributes.
    While in the past the Partnerships have estimated that the Loan's carrying value approximated its fair value, continued volatility in both interest rates and the New York commercial real estate market have resulted in a conclusion by the Partnerships that only an investment banker, appraiser, or similar expert could make an appropriate evaluation at this time. The Partnerships have declined to incur the significant expense for an appraisal. Accordingly, it is not practicable at this time for the Partnerships to estimate the fair value of the Loan.

ROCKEFELLER CENTER PROPERTIES AND RCP ASSOCIATES
NOTES TO COMBINED FINANCIAL STATEMENTS
Years ended December 31, 1994, 1993 and 1992

    Certain leases grant tenants the right to reduce or offset rent payable if the Partnerships breach certain obligations under the leases, including the funding of tenant improvements and other items. An amendment to the Loan agreement dated February 22, 1994 requires RGI to provide additional collateral security in connection with these leases. The minimum security amount, which at any time is equal to 50% of the excess of the tenants' right to offset rent over $37.5 million, is required to be placed in an escrow account. At December 31, 1994, these obligations totaled $39.3 million, resulting in a minimum security amount of $907,000.

4.  FINANCIAL CONDITION, OUTLOOK AND BASIS OF PRESENTATION

    The Partnerships have experienced significant cash shortfalls and, based upon management's projections, will continue to experience significant cash shortfalls through the Equity Conversion Date. These cash shortfalls have occurred primarily as a result of changes in the real estate market from levels anticipated when the Loan was initiated. These factors include lower rental rates, greater rent abatements granted to tenants upon initiation or renewal of lease commitments, and higher other expenditures associated with obtaining new and renewal tenants. These cash flow conditions have made it unlikely that the Partnerships will be able to fulfill all financial commitments to RCPI for the foreseeable future from their own resources. The Partnerships do not have a commitment from the Partners to fund these cash shortfalls.

    On September 6, 1994, RCPI, citing material adverse changes with respect to the financial condition of the Partnerships, perfected their lien at the Partnerships' expense by recording the $1,255.2 million previously unrecorded portion of the Loan. The mortgage recording taxes totaled $34.5 million. Funds to pay these taxes were loaned to the Partnerships by RGI.

    On May 11, 1995 (the Filing Date), the Partnerships petitioned for relief under Chapter 11 of the United States Bankruptcy Code. The case is being heard in the United States Bankruptcy Court for the Southern District of New York (the Court). Concurrent with the Filing Date, the Partnerships discontinued accrual or payment of interest in connection with the Loan. On June 1 and June 5, 1995, RCPI exercised its rights under the $50 million letter of credit which served as Security for the Loan. These payments were accounted for by the Partnerships as reductions in the principal amount of the Loan.

    Subsequent to the Filing Date, the Partnerships have continued in possession of the Property and are operating and managing the Property as debtors-in-possession pursuant to Sections 1107 and 1008 of the Bankruptcy Code. The Partnerships have sought and obtained orders from the Court intended to stabilize the business and minimize the disruption caused by the Chapter 11 proceedings. These orders have (1) authorized the Partnerships to pay certain pre-petition liabilities, wages, and other employee obligations and (2) approved the use of cash collateral.

    On September 12, 1995, representatives of the Partnerships and RCPI appeared jointly before the Court and reported that the Partnerships and RCPI had reached preliminary agreement on an orderly transfer of the Property to RCPI in exchange for release of the Partnerships from any continuing obligations under the Loan. A preliminary plan of reorganization was presented to the Court on November 11, 1995 and the next hearing date has been set for December 12, 1995 for the filing of a more complete plan. Negotiations continue between the Partnerships and RCPI as to the terms of the plan of reorganization. The date of the transfer is uncertain at this time.

    The Court set September 13, 1995 as the last day for filing proofs of claim for pre-petition claims. With certain exceptions, creditors have been barred from filing pre-petition claims subsequent to that date. The Partnerships have received claims which aggregate amounts substantially in excess of those recorded at the Filing Date. The Partnerships are reconciling these claims to their records and do not expect that the resolution of these matters will result in liabilities materially in excess of those recorded at the Filing Date.

    On October 30, 1995, the Court approved an $80 million Debtor-in-Possession Revolving Credit Agreement (the Facility) which may be used to fund tenant improvements, leasing commissions, required capital expenditures and other permitted working capital needs for the Partnerships. The Facility is secured by a first mortgage on the Property, which is senior to the existing mortgage held by RCPI. The Facility matures on the earlier of December 31, 1996 or upon the substantial consummation of a plan of reorganization.

    These financial statements have been prepared on a going concern basis and reflect the combined historical cost basis of the Partnerships in their assets and liabilities. The transfer of the Property to RCPI is subject to the approval of the Court. This transfer

ROCKEFELLER CENTER PROPERTIES AND RCP ASSOCIATES
NOTES TO COMBINED FINANCIAL STATEMENTS
Years ended December 31, 1994, 1993 and 1992

    of the Property and related release of the Loan and cancellation of indebtedness to RCPI and RGI and its affiliates, if consummated, will result in substantial non-cash gains to the Partnerships. Further, upon consummation of these transactions, the Partnerships will either cease their business activities or control of the Partnerships will vest with parties other than RGI. These financial statements do not include any adjustments which would be required to reflect the transfer of the Property to RCPI, the release or cancellation of indebtedness, the winding-down of the affairs of the Partnerships or any change in control which may occur with respect to the Partnerships. In the event that the transfer of the Property is not approved and the Property is foreclosed upon, other adjustments would be required. All such adjustments could be material.

5.  NBC TRANSACTION

    National Broadcasting Company, Inc. (NBC) leases approximately 1.3 million square feet of space in three Rockefeller Center buildings (the GE Building, the Studio Building, and the GE West Building).

    Under agreements signed in 1988, the NBC lease has been extended to the year 2022. Through 1997, NBC will continue to pay rent on the basis of its prior lease. The agreements, however, provide that, prior to 1997, NBC will have the right to directly pay a portion of the operating expenses and real estate taxes on its leased space and reduce its lease payments accordingly.


    From 1997 to 2022, NBC will pay rent at fixed rates varying according to the types of space involved (such as office or studio) and location within the three buildings. This rent, which will increase by 15% in 2007 and again in 2017, has been determined on a "net" basis, that is, without including amounts normally payable with regard to real estate taxes and operating expenses. Further, NBC has options for one 10-year renewal period and one 9-year and five-month renewal period, at net rents determined according to then fair market rental value. At NBC's option, the first renewal period can be split into two renewal periods, the first of three years and the second of seven years.

    The agreements also grant to NBC options to lease, beginning in 1994, up to approximately 910,000 square feet of office space in the GE Building which is currently leased to other tenants. To date, NBC has exercised its right to lease 108,000 square feet at a fixed net rate, increasing by 15% in 2007 and again in 2017. The remaining 802,000 square feet will be offered to NBC for lease at then fair market net rental rates.

    The transaction was structured to accommodate arrangements between New York City and NBC for certain financial assistance in connection with the project. The three affected buildings were subjected to a condominium regime, and the NBC occupied areas were conveyed to the City's Industrial Development Agency (IDA) for nominal consideration. These areas were then leased back to the Partnerships at nominal rents, with NBC becoming a subtenant of the Partnerships. Upon the expiration of the period of City benefits, ownership will revert to the Partnerships. IDA ownership is a technical structuring required to effectuate the transaction and will have no economic effect upon the Partnerships.

ROCKEFELLER CENTER PROPERTIES AND RCP ASSOCIATES
NOTES TO COMBINED FINANCIAL STATEMENTS
Years ended December 31, 1994, 1993 and 1992

6.  RELATED PARTY TRANSACTIONS

    RGI and affiliates occupy approximately 2% of the total rentable space within the Property. The terms of the leases with RGI provide for an annual base rent of approximately $4,402,000.

    The Property includes Radio City Music Hall and the land on which it is situated. Radio City Music Hall is operated by an RGI affiliate which pays a nominal rent for this facility and is responsible for paying all costs (including real estate taxes) related to its operation.

    The Property includes a six-story parking garage. The garage is leased to Rockefeller Center Management Corporation (RCMC) for an annual base rent of approximately $2,300,000.

    Rental revenue in the accompanying combined statements of operations and partners' capital deficiency included $8,223,000, $7,778,000, and $7,712,000 earned during 1994, 1993, and 1992, respectively, under the terms of the above mentioned leases. In addition to the base rent, the rental revenue includes $1,521,000, $1,544,000, and $1,572,000 in 1994, 1993, and 1992,
    respectively, relating to their proportionate share of increases in certain costs and expenses of the Property.

    Under the terms of a management agreement, RCMC provides management and administrative services for the Property. During 1994, 1993, and 1992, RCMC charged the Partnerships $2,636,000, $2,579,000, and $2,491,000,
    respectively, in management fees under the terms of this agreement.

    This management agreement also allows RCMC to receive commissions with respect to leases negotiated within the Property, including overrides when another broker is the procuring broker. During 1994, 1993, and 1992, RCMC earned $22,389,000, $2,888,000, and $1,563,000 in commissions for leases negotiated within the Property. Cushman & Wakefield, Inc., an RGI subsidiary, was paid $1,673,000, $571,000, and $138,000 in leasing commissions by the Partnerships during 1994, 1993, and 1992, respectively.

    Under the terms of a franchise agreement with RCMC (as agent for the Partnerships), Rockefeller Group Telecommunications Services, Inc., a subsidiary of RGI, is permitted to provide shared telecommunication services to tenants within the Property. No fees are paid to the Partnerships relating to the right to provide these services. The Partnerships have committed to pay for certain of the capital additions associated with providing these services up to an aggregate of $13,000,000. During 1994, 1993, and 1992, the cost of capital additions borne by the Partnerships approximated $1,153,000, $658,000, and $451,000, respectively. Total expenditures through December 31, 1994 approximated $9,588,000.

    The Partnerships participate in a cash management system under which their funds, together with the funds of other related companies, are managed by a subsidiary of RGI. At December 31, 1994, 1993, and 1992, the balances due to RGI affiliates include $269,475,000, $125,388,000, and $79,141,000, respectively, of interest-free overdrafts in the cash management system.

    Salaried employees of the Partnerships participate in the defined benefit pension plan maintained by RGI. Accordingly, the Partnerships were charged their proportionate share of RGI's pension cost which aggregated $574,000, $489,000, and $423,000 in 1994, 1993, and 1992, respectively. The hourly

ROCKEFELLER CENTER PROPERTIES AND RCP ASSOCIATES
NOTES TO COMBINED FINANCIAL STATEMENTS
Years ended December 31, 1994, 1993 and 1992

    employees of the Partnerships are covered by multi-employer sponsored defined contribution plans. The contributions to these plans in 1994, 1993, and 1992 aggregated $1,332,000, $1,370,000, and $1,326,000, respectively.

    The Partnerships provide certain health care and life insurance benefits for current and retired salaried employees through plans maintained by RGI. Accordingly, the Partnerships were charged their proportionate share of RGI's health care and life insurance costs which aggregated $1,150,000, $1,725,000, and $1,524,000 in 1994, 1993, and 1992, respectively.

7.  LOANS PAYABLE TO RGI

    The Loan with RCPI (see Note 3) provides that, if the cumulative cost of capital improvements made by the Partnerships is in excess of specified amounts contained in the agreement for any calendar year, the excess amount is deemed a renewable one-year loan from RGI to the Partnerships for the next calendar year. The cumulative amount of excess capital improvements totaled $126,681,000, $122,934,000, and $107,477,000 at December 31, 1994,
    1993, and 1992, respectively.

    These excess capital improvement loans accrue interest at 80% of the prime rate, compounded quarterly. Loans for the cumulative excess capital improvements existing at the end of the preceding year do not begin to earn interest until the beginning of the following year. Unpaid interest is added to the principal balance and also earns interest at 80% of the prime rate, compounded quarterly. The cumulative amount of unpaid interest totaled $34,034,000, $26,720,000, and $20,467,000 at December 31, 1994,
    1993, and 1992, respectively.

    The loan principal and accumulated interest are due and payable following the Equity Conversion Date, December 31, 2000. If RCPI exercises its conversion option to acquire a 71.5% equity interest in the partnership then owning the Property, the loans payable to RGI become the obligation of the partnership having RCPI as a 71.5% partner and cease to be the sole obligation of the prior partner group.

8.  COMMITMENTS AND CONTINGENCIES

    As of December 31, 1994, the Partnerships had approximately $54.4 million of outstanding commitments to reimburse certain tenants for improvements to leased premises. It is expected that these improvements will be completed during 1995. Additional commitments are expected to arise as new leases are signed.

    As required by the Loan Agreement, the Partnerships are committed to make certain capital improvements totaling $197.6 million prior to December 31, 2000. Qualifying capital expenditures through December 31, 1994 approximated $215.7 million, of which $168.4 million satisfy the $197.6 million requirement.

ROCKEFELLER CENTER PROPERTIES AND RCP ASSOCIATES
NOTES TO COMBINED FINANCIAL STATEMENTS
Years ended December 31, 1994, 1993 and 1992

9.  TENANT LEASING ARRANGEMENTS

    Other than the NBC lease (see Note 5), the Partnerships lease to tenants office, retail, and storage space in the Property through non-cancelable operating leases expiring principally over the next 21 years. The leases require fixed minimum monthly payments over their terms and provide for adjustments to rent for the tenants' proportionate share of changes in certain costs and expenses of the Property. Certain retail leases also provide for additional rent which is based upon a percentage of sales of the lessee.


    The following is a schedule of minimum future rentals on non-cancelable operating leases as of December 31, 1994:



   Year ending December 31,
   ------------------------

     1995                                        $  164,557,000
     1996                                           149,005,000
     1997                                           148,079,000
     1998                                           157,655,000
     1999                                           153,138,000
     Later years                                  1,781,050,000
                                                 --------------
        Total minimum future rentals             $2,553,484,000
                                                 --------------
                                                 --------------



     As a result of lease incentives, the actual cash flow may vary significantly from the amounts presented above.

10.  CASH FLOWS FROM CHANGES IN CERTAIN ASSETS AND LIABILITIES

     The cash flows from changes in certain assets and liabilities of the Company as of December 31, 1994, 1993, and 1992 are as follows:



                                          1994          1993           1992
                                          ----          ----           ----

 Decrease in accounts receivable        $316,000      $856,000     $4,104,000
 (Increase) decrease in other current
   and non-current assets               (509,000)      669,000       (207,000)
 (Decrease) increase in accounts
   payable and accrued expenses       (3,338,000)    8,146,000     (5,948,000)
                                      ----------    ----------     ----------
                                     ($3,531,000)   $9,671,000    ($2,051,000)
                                      ----------    ----------     ----------
                                      ----------    ----------     ----------
